Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this SEC Filing on Form 6-K of our report dated June 12, 2026 with respect to the combined financial statements of TIMES GOOD LIMITED and its subsidiaries (the “Company”) as of June 30, 2025 and for the year ended June 30, 2025 , appearing in this Form 6-K.

June 12, 2026